EXHIBIT 99.3

For Immediate Release

TAC CAPITAL SENDS LETTER TO STERLING BANCSHARES SHAREHOLDERS

Announces Intent to Nominate Five Highly-Qualified Candidates at
Sterling’s 2011 Annual Meeting

Bryan, Texas, — November 4, 2010 — TAC Capital LLC, the largest shareholder of Sterling Bancshares, Inc. (Nasdaq: SBIB) (“Sterling”), with an ownership position of nearly 10%, today announced in a letter mailed to Sterling’s shareholders that it is nominating five highly-qualified individuals for election to Sterling’s Board of Directors at the upcoming 2011 Annual Meeting.

The full text of the letter follows:

November 4, 2010

Dear Fellow Sterling Shareholder:

TAC Capital LLC, the largest shareholder of Sterling Bancshares, Inc. with an ownership position of nearly 10%, has become very frustrated with the continued poor performance of our investment in the bank over the four and a half years we have been a shareholder. As detailed in this letter, Sterling’s stock price, earnings and operational performance have significantly lagged the performance of its peers for a protracted period. Moreover, we have lost confidence that Sterling’s current board of directors and executive team will be able to unilaterally effect a turnaround of this fine banking franchise and deliver the value that Sterling shareholders deserve.

Accordingly, to strengthen Sterling’s board, we are nominating five highly qualified individuals for election to Sterling’s board at its upcoming 2011 Annual Meeting. Our nominees — Donald A. Adam, Morris E. Foster, Kent R. Hance, Stephen A. Hansel and Larry D. Johnson — offer independence, financial acumen, experience, and accountability. Most importantly, these individuals are committed to increasing value for all Sterling shareholders.

Although the 2011 Annual Meeting is several months away, we believe it is important to communicate with you now about why change is necessary and why our nominees will be effective in implementing that change. Once we mail our proxy materials, we will be seeking your support to elect our director nominees.

STERLING SHAREHOLDERS HAVE EXPERIENCED A

MASSIVE DECLINE IN THE VALUE OF THEIR INVESTMENT

By any measure, Sterling’s financial performance on an absolute basis and relative to its peers has been very disappointing. And this isn’t a case of “times are bad for everybody.” Consider the following:

•                 Shareholders have lost significant value. Over any relevant time horizon, Sterling’s stock performance significantly lags behind its peers.

•                 Sterling’s shareholders watched the stock price collapse almost in half in the aftermath of the financial crisis of 2008, but, unlike that of many of its peers, Sterling’s stock price has never recovered. In the past twelve months, while Sterling’s regional peers(1) have managed a median positive return of 5.9%, Sterling shareholders have suffered a negative 8.8% return.

•                 Longer term, Sterling lags even further behind, with the company showing negative total returns over the most recent three-, five- and ten-year periods. Sterling’s shareholder return in each period trails far behind the median of its regional peers — by large gaps of 52, 52 and 220 percentage points, respectively. When compared against the broader peer group that Sterling itself uses in its proxy(2), Sterling again far underperformed the median of these companies — by 26, 12 and 97 percentage points, respectively, for these three-, five- and ten-year periods.

•                 Sterling’s stock trades at a substantial discount to peers. As recently as 2007, Sterling’s stock traded at a tangible book value multiple that was higher than the median of both its national and regional peers. But that multiple has contracted from 3.13x on October 29, 2007 to just 1.24x as of October 29, 2010. The current valuation represents a sizable 41% discount to the median of its regional peers.

•                 Unpredictable credit losses have led to volatile earnings. Sterling reported a net loss for common shareholders of $22.3 million in 2009 and $1.2 million for the first three quarters of 2010, largely as the result of outsized credit losses. For the first three quarters of 2010, Sterling’s net charge offs to average loans outstanding were approximately 2.6 times the amount of the regional peer median.  Elevated charge offs are likely to continue as nonperforming loans(3) represent more than 6% of total loans as of September 30, 2010 — more than three times the regional peer median of 2%.

•                 Significantly weakened core earnings. Sterling’s pre-tax, pre-provision earnings(4) have plummeted in recent quarters, a casualty of contracting net interest margin (NIM), a decline in loan balances, low fee income and elevated expenses. Sterling’s core earnings over the four quarters ending September 30, 2010 were 39% lower than during the same period two years ago.

•                 Steadily declining net interest margin and excessive reliance on spread income. Sterling’s once significantly advantaged NIM, reflecting the low cost of deposits embedded in its franchise, has substantially declined. NIM has fallen by 106 basis points or 22% from 2007 through the third quarter of 2010 and is now below the regional peer median. For the third quarter of 2010, a mere 18% of Sterling’s net revenues came from noninterest income(5), a paltry figure compared to 30% for the regional peer median.

•                 Inefficient operations. “Very bloated” is how one analyst described Sterling’s expense base.(6) Through the first three quarters of 2010, Sterling’s efficiency ratio is a staggering 73%, not even in the ballpark of its regional peers, who have a median of 56% year to date.(7)

•                 Poor outlook and track record with Wall Street analysts. Sterling’s reported earnings per share (EPS) have been below Wall Street analysts’ median estimate in eight of the last 11 fiscal quarters. As a result, analysts cannot help but be pessimistic about Sterling’s future, with Sterling’s return on equity estimated to be a lackluster 3% in 2011 and 5% in 2012.(8)

The facts speak for themselves; under the current board and executive team, Sterling is underperforming by almost any relevant financial metric. And we are convinced that — without significant change at Sterling — shareholder value will continue to be at risk.

DESPITE STERLING’S POOR PERFORMANCE, IT MAINTAINS
AN ATTRACTIVE TEXAS BANKING FRANCHISE WITH EMBEDDED VALUE

Sterling has one of the most desirable footprints in Texas, with a presence in four attractive Texas markets: Houston, Austin, San Antonio and Dallas-Fort Worth. The bank enjoys a low-cost customer deposit base with an average cost of funds lower than the median of its regional peers. Moreover, Sterling should be enjoying the benefits of a compelling niche for its core business, targeting small businesses, a traditionally high margin customer base.

We believe value is there to be unlocked. Sterling needs board members who can realize this franchise’s potential by helping Sterling address its problems and drive improved shareholder value.

OUR DIRECTOR NOMINEES ARE INDEPENDENT, HIGHLY

QUALIFIED AND COMMITTED TO IMPROVING SHAREHOLDER VALUE

TAC Capital’s director nominees are highly qualified professionals who will bring critical and complementary skills to the Sterling board. The nominees collectively have extensive experience and successful track records in banking, real estate, public company service, senior executive management and government and public service.

•                 Donald A. Adam: Mr. Adam, President and CEO of TAC Capital LLC, has an extensive business and banking background, having founded businesses in diverse industries including cable television and financial services. Mr. Adam built First American Bank, SSB, from a collection of 14 failed Texas financial institutions he purchased from the U.S. government, and served as First American’s CEO for 17 years, growing it into the largest privately held bank in Texas before selling it to Citigroup in 2005. Mr. Adam founded, and is currently the CEO of, American Momentum Bank, a de novo commercial bank with 11 branches in Florida and one branch in Texas.

•                 Morris E. Foster: Mr. Foster is Chairman of the Board of Regents of the Texas A&M University System. Until 2008, he served as President of ExxonMobil Production Company and Vice President of ExxonMobil Corporation, where he was responsible for ExxonMobil’s worldwide production business. Mr. Foster also serves as a director of Tidewater, Inc., a NYSE listed company.

•                 Kent R. Hance: Mr. Hance is the Chancellor of the Texas Tech University System. Prior to this appointment, Mr. Hance was senior partner in Hance Scarborough, LLP, an Austin law firm. Mr. Hance formerly represented Texas as a member of the U.S. House of Representatives, previously served as a Texas State Senator (serving on the Finance and State Affairs committees), and also served as Chairman of the Railroad Commission of Texas.

•                 Stephen A. Hansel: Mr. Hansel has almost 30 years of experience within the banking industry, with 22 years of experience as a bank executive. From March 1992 until December 2000, he served as President, CEO and a director of Hibernia Corporation and Hibernia National Bank, which was then Louisiana’s largest financial institution. Prior to this, from September 1982 until February 1992, Mr. Hansel was CFO of Barnett Bank, which was then Florida’s largest financial institution. Mr. Hansel is currently the Chairman of Eclectic Investment Management, LLC, which is the management company for Eclectic Investment Partners, LP, an investment management firm that he co-founded in 2001 and where he is currently a managing partner.

•                 Larry D. Johnson: Mr. Johnson has over 45 years of experience in real estate development as the Founder, President and CEO of The Johnson Development Corp., a residential and commercial land development company. Mr. Johnson has extensive and valuable expertise in the southern and western U.S. real estate markets, having played an active role in the development of more than 100 projects on over 45,000 acres in Arizona, California, Colorado, Georgia, Louisiana and Texas.

We believe that, as a group, our director nominees possess the requisite industry experience and business acumen to understand and help overcome the challenges Sterling is facing, as well as the leadership experience and independence to hold Sterling’s management truly accountable for delivering shareholder value.

RESTORING VALUE FOR ALL SHAREHOLDERS

We believe that meaningful change at Sterling — change that can effect the turnaround shareholders require and deserve — will only be possible with the election of new, independent and financially savvy individuals to your board. Without significant change in the boardroom, we fear that we and all other Sterling investors will suffer further erosion of value.

With your support, we can make Sterling responsive to shareholders and put it back on the path to profitability and sustainable growth.  If properly run, Sterling can once again become an attractive investment for all of us.

We look forward to communicating with you in the months ahead.

Sincerely,

TAC CAPITAL LLC

(1) Returns are calculated through October 29, 2010. Regional peers include BOK Financial Corporation, Cullen/Frost Bankers, Inc., First Financial Bankshares, Inc., International Bancshares Corporation, Prosperity Bancshares, Inc. and Texas Capital Bancshares, Inc. Returns include dividends.

(2) BancFirst Corporation, First Busey Corporation, Cullen/Frost Bankers, Inc., Chemical Financial

Corporation, CoBiz Financial Inc., Columbia Banking System, Inc., CVB Financial Corp., First Midwest Bancorp, Inc., F.N.B. Corporation, Glacier Bancorp, Inc., Hancock Holding Company, IBERIABANK Corporation, MB Financial, Inc., NBT Bancorp Inc., National Penn Bancshares, Inc., Park National Corporation, Prosperity Bancshares, Inc., 1st Source Corporation, S&T Bancorp, Inc., Susquehanna Bancshares, Inc., Taylor Capital Group, Inc., Texas Capital Bancshares, Inc., United Bankshares, Inc., United Community Banks, Inc. and Western Alliance Bancorporation.

(3) Includes nonperforming loans held for sale, nonperforming loans held for investment and accruing restructured loans. Regional peer median excludes International Bancshares Corporation due to limited information in September 30, 2010 10-Q filing.

(4) Pre-tax, pre-provision earnings calculated as tax equivalent net interest income plus total noninterest income minus net gain (loss) on securities minus total noninterest expense minus provision for losses on unfunded loan commitments.

(5) Calculated as total non-interest income excluding net gain/loss on securities divided by net interest income before provision for credit losses minus net gain/loss on securities.

(6) Sun Trust Robinson Humphrey, July 22, 2010.  Permission to use quotation was neither sought nor obtained.

(7) Efficiency ratio calculated as noninterest expense before foreclosed property expense, amortization of intangibles, and goodwill impairments as a percent of net interest income (fully taxable equivalent) and noninterest revenues, excluding only gains from securities transactions and nonrecurring items.

(8) Return on equity estimates based on I/B/E/S median estimates as of October 29, 2010.

About TAC Capital LLC

Headquartered in Bryan, Texas, TAC Capital LLC is a privately owned investment firm affiliated with The Adam Corporation/Group, a privately owned holding company. Since its inception in 1969, The Adam Corporation/Group has acquired and built companies in such diverse industries as cable television, general contracting, real estate development, banking and financial services, including First American Bank, SSB, the largest privately held bank in Texas prior to its sale to Citibank in 2005.

Additional Information

In connection with Sterling’s 2011 Annual Meeting of Shareholders, TAC Capital LLC will file a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). Prior to the 2011 Annual Meeting of Shareholders, TAC Capital LLC will furnish a definitive proxy statement to shareholders of Sterling, together with a WHITE proxy card. SHAREHOLDERS OF STERLING ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the preliminary proxy statement, any amendments or supplements to the proxy statement and any other documents filed by TAC Capital LLC with the SEC in connection with the 2011 Annual Meeting of Shareholders at no charge on the SEC’s website at http://www.sec.gov. In addition, shareholders will also be able to obtain free copies of the definitive proxy statement and other relevant documents by calling TAC Capital LLC’s proxy solicitor, Innisfree M&A Incorporated, toll-free, at (888) 750-5834 (banks and brokers may call collect at (212) 750-5833) when they become available.  TAC Capital LLC and Donald A. Adam, Morris E. Foster, Kent R. Hance, Stephen A. Hansel and Larry D. Johnson (collectively, the “Participants”) are deemed to be participants in the solicitation of proxies with respect to TAC Capital LLC’s nominees.  Detailed information regarding the names, affiliations and interests of the Participants, including by security ownership or otherwise, will be available in TAC Capital LLC’s preliminary proxy statement for the 2011 Annual Meeting of Shareholders.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of TAC Capital LLC and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. TAC Capital LLC does not assume any obligation to update any forward-looking statements contained in this press release.

Contacts:

Steve Frankel / James Golden / Dara Silverstein

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449